Exhibit 12.2

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for Southern Union on a historical basis for the six months ended June 30, 2007, the years ended December 31, 2006 and 2005, the six months ended December 31, 2004, and the years ended June 30, 2004, 2003 and 2002. For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial. Interest on FIN 48 liabilities is excluded from the computation of fixed charges as it is recorded by Southern Union in income tax expense versus interest expense.

	6 Months Ended	Year Ended	Year Ended	6 Months Ended	Year Ended	Year Ended	Year Ended
	June 30, 2007	December 31, 2006	December 31, 2005	December 31, 2004	June 30, 2004	June 30, 2003	June 30, 2002

FIXED CHARGES:
Interest Expense	$102,770	$202,513	$132,971	$65,344	$137,967	$91,731	$98,269
Net amortization of debt discount, premium and issuance expense	561	12,130	2,186	(446)	(10,100)	1,612	2,936
Capitalized Interest	4,632	5,492	8,950	2,614	3,865	26	177
Interest portion of rental expense	3,254	6,234	6,700	3,152	5,940	2,012	3,049

Total Fixed Charges	$111,217	$226,369	$150,807	$70,664	$137,672	$95,381	$104,431

EARNINGS:
Consolidated pre-tax income (loss) from continuing operations	$174,590	$326,330	$203,148	$16,954	$106,468	$(14,371)	$(78,626)
Earnings of equity investments	(57,166)	(141,370)	(70,742)	(4,745)	(200)	(422)	(1,420)
Distributed income from equity investments	69,654	62,637	15,203	—	174	—	—
Capitalized interest	(4,632)	(5,492)	(8,950)	(2,614)	(3,865)	(26)	(177)
Total fixed charges (from above)	111,217	226,369	150,807	70,664	137,672	95,381	104,431

Earnings Available for Fixed Charges	$293,663	$468,474	$289,466	$80,259	$240,249	$80,562	$24,208

Ratio of Earnings to Fixed Charges	2.6	2.1	1.9	1.1	1.7	(a )	(a )

(a) The earnings were inadequate to cover fixed charges by approximately $14.8 million and $80.2 million for the years ended June 30, 2003 and 2002, respectively.  In accordance with accounting principles generally accepted in the United States of America, we did not allocate interest expense or other corporate costs to discontinued operations for any periods presented (except where the underlying debt was assumed by the buyers of these operations), resulting in the recognition of losses from continuing operations for the years ended June 30, 2003 and 2002.  All outstanding debt of Southern Union Company and its subsidiaries, other than Panhandle Eastern Pipe Line Company, LP, is maintained at Southern Union Company.